04017659

UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 3/29/04 amendment

C m 3/25

OMB Number: Expires: Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 44018

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CFG Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 400
(No. and Street)

Rockville	Maryland	20852
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Eisenmann, President — (301)468-0100 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 29 2004 WASH. D.C.

PROCESSED APR 08 2004 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles R. Eisenmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Financial Associates, Inc. as of **December 31, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

	March 19, 2004
Signature	Date

President

Title

Naomi Levy,
Notary Public State of Maryland
My Commission Expires August 1, 2007

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

CFG Financial Associates, Inc. Schedule I

Computation Of Net Capital Under SEC rule 15c3-1
December 31, 2003

Net Capital		
Stockholders' equity	$	91,758
Nonallowable assets and other charges		
Excess fidelity bond deductible provision		4,000
Prepaid expenses		3,247
Total nonallowable assets and other charges		7,247
Net capital	$	84,511
Aggregate Indebtedness		
Accounts payable	$	1,500
Computation of Basic Net Capital Requirements		
Minimum net capital requirement	$	50,000
(greater of 6-2/3% of aggregate indebtedness or $50,000)		
Net capital in excess of requirement	$	34,511
Ratio of aggregate indebtedness to net capital		0.02 to 1

Reconciliation of net capital aggregate indebtedness with Company's computation included in Part IIA-17A-5 as of December 31, 2003		**Net Capital**		**Aggregate Indebtedness**
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	79,711	$	6,300
To adjust current year balances of accounts payable		4,800		(4,800)
	$	84,511	$	1,500